December 14, 2005

Larry Spirgel

Assistant Director

Mail Stop 0407

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	MDC Partners Inc.

Form 10-K for Fiscal Year Ended December 31, 2004 (the “2004 Form 10-K”)

Filed April 18, 2005

Form 10-Q for Fiscal Quarter Ended June 30, 2005 (the “June 30 Form 10-Q”)

File No. 1-13178

Dear Mr. Spirgel:

Set forth below are the additional responses of MDC Partners Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letter dated September 30, 2005 (the “September 30 Letter”) regarding the Company's above-referenced filings, and discussed during our conference call with members of the Staff on November 10, 2005. The responses to the Staff's comments are provided in the order in which the comments were set out in the September 30 Letter and are numbered correspondingly.

The Staff's comments, indicated by bold, are followed by responses on behalf of the Company. Page references below are to the applicable Exchange Act filing, as the case may be.

Form 10-K for Fiscal Year Ended December 31, 2004

Note 16 – Gain on Sale of Assets and Settlement of Long-term Debt, page 94

1.

In your response to prior comment 2, you state that in analyzing the embedded derivatives you have identified the following: a call option that you, as the issuer, wrote and a put option that you purchased. You note that both options are contingent upon the same conditions occurring/not occurring, and both have the same strike price. You

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Mr. Larry Spirgel

Securities and Exchange Commission

December 14, 2005

also indicate that prior to either the put or call being exercised, you have agreed to pay the holder of the Exchangeable Securities the equivalent of the distribution paid on the CD1 Units, subject to a floor of 3% per annum. You have analyzed these in the aggregate, and determined that you have a “synthetic total return swap”. You have then determined that this “synthetic total return swap” qualifies as a non-option based derivative

It is unclear to us how you determined that this is a “synthetic total return swap” in light of the minimum payment (the floor of 3% per annum). A typical total return swap would have the Exchangeable Securities bear interest at an adjustable rate equal to the equivalent percentage of the actual monthly distribution paid on the CDI unit. Tell us the consideration you gave to the 3% floor in determining that this was a “synthetic total return swap.”

         Supplementing the Company's written responses submitted on October 28, 2005, and in response to the specific follow-up question from the Staff during our conference call on November 10, 2005, the Company notes the following. The Company has received a determination from an underwriter of the CDI Exchangeable Debentures that the fair value of the 3% minimum return in such security had a value on issue date of such security that is greater than zero, but nominal in value. This supports Management's assessment to treat the exchange of the put and call as a synthetic total return swap. The alternative accounting of allocating a portion of the proceeds to the 3% minimum return feature would not have resulted in a significant difference from the accounting applied by the Company.

In response to the Staff's additional question regarding Footnote 16 in the Company's 2004 Form 10-K filing, following is a description of the balances related to the CDI transaction as set out in Note 16 of the Company's consolidated financial statements for the year ended December 31, 2004.

	2004	2003

CDI Transaction

Loss on settlement of exchangeable debenture	$(9,569)	$-
Fair value adjustment on embedded derivative	3,974	(3,974)
Gain on the sale of equity interest in Custom Direct, Inc.	21,906	51,030

As at December 31, 2003, the Company measured the fair value of the embedded derivative contained in the exchangeable debenture to be a liability of $3,974, giving rise to the recording of a loss in the equivalent amount.

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Mr. Larry Spirgel

Securities and Exchange Commission

December 14, 2005

In February 2004, the Company exchanged its shares in Custom Direct, Inc., having a carrying value of $12,085, for the CDI Units, which had a fair value of $33,991, resulting in a gain on the disposal of the shares of $21,906.

In 2004, up to the date of the settlement of the exchangeable debenture, the embedded derivative increased in value to a liability of $7,647 representing an additional expense of $3,673. The total loss on the settlement of the exchangeable debenture represents the incremental expense of the embedded derivative of $3,673 plus the write-off of the unamortized deferred financing costs of $1,992 for a total loss of approximately $5,665. There was no further incremental loss on the debt settlement as the carrying value of the exchangeable debenture plus the recorded value of the embedded derivative equaled the value of the CDI Units.

For the note presentation, the Company showed the gross loss on the settlement of the debt of $9,569 (which represents $7,647 plus the $1,992 being $9,639 with the difference of $70 representing the foreign exchange impact). In order to show the total loss on the exchangeable debenture and the embedded derivative on one line, the Company showed the reversal of the 2003 unrealized loss on the embedded derivative in the table in note 16. The Company believes that the disclosure contained in the table, when evaluated together with the notes to the table, provides meaningful information. Management further believes that the presentation on the face of the statement of operations is appropriate.

Note 17. Segmented Information

2.

We have considered the information provided to us in your letter dated September 13, 2005, in response to comment 1, along with prior correspondences and information included in your filed documents. As explained more fully below, we are of the view that your aggregation of the operating segments within the MarCom group reportable segment does not comply with the guidance in SFAS No. 131.

You concluded on page 7 of your letter that the entities within the MarCom group meet the criteria set out in SFAS No. 131 paragraph 17 a. to e. However, in addition to these criteria, Statement 131 only permits aggregation of operating segments if. (a) aggregation is consistent with the objective and basic principles of Statement 131 and (b) the segments have similar economic characteristics. The objective of Statement 131 is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates in order to help users of financial statements better understand the enterprise's performance, better assess its prospects for future net cash flows, and make more informed judgments about the enterprise as a whole.

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Mr. Larry Spirgel

Securities and Exchange Commission

December 14, 2005

Given the disparity of the operating segments gross margins and the differences in their operations and prospects, we believe separate reporting of segment information would materially improve an investor's understanding of the company's performance,  prospects for future net cash flows, and assist them in making informed judgments about the company as a whole. We request that management reassess the aggregation of the operating segments within the MarCom group. You should explain to us how your revised segment disclosures fully comply with SFAS No. 131 and file revised financial statements reflecting this corrected disclosure.

As stated in the Company's prior response dated October 28, 2005, management has reassessed its reportable operating segments to consist of the following six segments: Customer Relationship Management (“CRM”), Strategic Marketing Services (“SMS”), Secured Card Business (“SCB”), Secured Paper Business (“SPB”), other which is referred to as Diversified Communication Services (“DCS”), and Corporate. Management firmly believes that these revised segments, as discussed above, fully comply with SFAS 131.

The Company filed its Form 10-Q for the quarter ended September 30, 2005 on the basis of the segments set forth in its October 28, 2005 response letter. Management has determined that the changes of the Company's reportable operating segments is not material as it relates to the Company's previously filed financial statements, including its Form 10-K for the period ended December 31, 2004. Management has reached this conclusion based on the following factors. First, there have been no changes or errors in the financial statements from the Company's previously filed financial statements. Second, much of the financial information provided for the additional reportable operating segments has previously been disclosed in a similar manner to investors in the Company's Current Reports Form 8-Ks (including, as you noted, in the Company's quarterly Management Presentations). Lastly, the Company has previously provided disclosure in its Management Discussion & Analysis sections to its prior Form 10-Qs and Form 10-K to describe the basis for any trends in its operating performance, and additional disclosure would not have been meaningful in any material manner to investors. Accordingly, management applied the foregoing change in its segments beginning with its Q3 2005 reporting.

Supplementing the Company's written responses submitted on October 28, 2005, and in response to the specific follow-up question from the Staff during our conference call on November 10, 2005, the Company notes the following relating to the SMS reportable segment:

As indicated in Exhibit 1 attached hereto, the gross margins and staff to revenue cost ratios continue to be within a reasonable range based on the current 2006 budgets. The Staff had questioned whether the following entities should be included: Ambrose Carr Linton Carroll (“ACLC”), Margeotes Fertitta Powell (“MFP”), Crispin Porter and Kirshenbaum Bond, as these agencies were at the two extreme sides of the range of gross margins. Based on management's actions to manage the business to the expected key performance indicators, ACLC's current budget reflects expected gross margins to be 45% with an expected staff cost ratio of 68%. This change is predominately due to new client assignments and reductions in the costs of operating the business initiated by management. Accordingly, ACLC's margin and staff cost ratio is expected to converge with the other entities in the SMS segment once the effects of the new client wins normalize.

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Mr. Larry Spirgel

Securities and Exchange Commission

December 14, 2005

MFP's budget for 2006 reflects the full year impact of the restructuring initiatives undertaken by management during 2005 to manage the operations of MFP to the expected key performance indicators. Specific details of the MFP actions taken were provided in our previous response. The resulting expected gross margins of 43% with a staff cost ratio of 69% are converging with the other operating units in SMS. This margin and staff cost ratio is expected to continue to converge.

Crispin Porter's current forecast reflects gross margins of 49% and a staff cost ratio of 57%, which amounts continue to come in line with the other entities within the SMS segment. As we had expected, as Crispin continues to grow, the costs associated with servicing this growth are catching up with the increase in new business, resulting in gross margin and staff costs converging with the other entities within the SMS segment. This margin and staff cost ratio is expected to continue to converge.

Kirshenbaum Bond's current budget reflects gross margin of 47% and a staff cost ratio of 64%. As with Crispin Porter, management expects that this trend for Kirshenbaum Bond will continue to come in line with the other entities within the SMS segment, and that these amounts will converge within the range of the other entities within the SMS segment.

Management has thus concluded that the entities listed in the SMS reportable segment should be aggregated, as they meet the FAS 131 criteria for aggregation including similar long-term financial performance and similar economic characteristics.

*        *     *     *     *     *

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Mr. Larry Spirgel

Securities and Exchange Commission

December 14, 2005

Please direct any questions concerning the above responses to the undersigned (telephone: (212) 463-3628; fax: (212) 463-3274), with a copy to Ethan Klingsberg (Cleary Gottlieb Steen & Hamilton LLP; fax: (212) 225-3999).

Very truly yours,

 /s/  Mitchell Gendel

Mitchell Gendel

General Counsel & Corporate Secretary

MDC Partners Inc.

Enclosures

cc:	Melissa Hauber
Robert S. Littlepage, Jr.
Securities and Exchange Commission

Miles S. Nadal, Chairman, President and Chief Executive Officer
Steven Berns, Vice Chairman and Executive Vice President
Members of the Audit Committee
MDC Partners Inc.
Bruce Toner
KPMG
Ethan Klingsberg, Esq.
Cleary Gottlieb Steen & Hamilton LLP

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